SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549







                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS











                                    GPU, Inc.

                             GPU International, Inc.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

 - - - - - - - - - - - - - - - - - - - - - -

                                             :

    In the matter of                         :

    GPU. INC.                                :  Certificate Pursuant

    GPU INTERNATIONAL, INC.                  :  to Rule 24 of Partial

                                             :  Completion of

    SEC File No. 70-7727                     :  Transactions

    SEC File No. 70-8593                     :

    (Public Utility Holding Company Act      :

    of 1935)                                 :

                                             :

 - - - - - - - - - - - - - - - - - - - - - -

 TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

    The  undersigned,  GPU,  Inc. ("GPU")  and  GPU  International, Inc.  ("GPU

 International")   hereby  certify  pursuant  to  Rule  24  of  the  Rules  and

 Regulations under the Public Utility Holding  Company Act of 1935 (the "Act"),

 that certain of  the transactions  proposed in the  Applications, as  amended,

 filed in  SEC file No.  70-7727 and SEC  File No. 70-8593,  respectively, have been carried out in accordance with the Commission's Orders dated November 16,

 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992,

 and  June  26,   1990  with  respect  to  the  transactions  proposed  in  the

 Application, as amended, in SEC File No.  70-7727, and the Commission's Orders

 dated, March 6,  1996, January 19, 1996  and July 6, 1995 with  respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593,

 as follows:



    The  following is  reported  in accordance  with Supplemental  Order  dated

 November 16, 1995 for SEC File No. 70-7727:

    1.  Financial Statements

           A copy of  GPU International's unaudited Consolidated  Balance Sheet as  of March 31,  1997 and unaudited Consolidated  Statement of Operations for the three months ended March 31, 1997 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).


    2.  Business Activities


           Project Development

           A GPU subsidiary signed a partnership  agreement  with  Magellan

 Utilities Development Corporation (MUDC) agreeing to acquire up to a 40 percent equity interest in a 300 megawatt coal-fired power plant to be built on the south shore of Batangas Bay, Philippines.  Power from the $350 million project will be sold to Manila Electric Company. GPU's subsidiaries will be the project's technical manager and the plant's operations and maintenance contractor.  Construction is targeted to begin in the first quarter of 1998 followed by  a three  year construction period.



           GPU  International  also  continued  to   engage  in  other  project

 development activities  both domestically  and  internationally (including  in

 Europe, Asia, Africa, and South America).



 Project Related Services

           GPU International  continued to  provide management,  administrative and/or  operating  services  to the  following  projects  (either directly  or through subsidiaries), in  which GPU  International has a  direct or  indirect ownership interest:

           Project          Project Owner                    Location

           Marcal        Prime Energy L.P.                       NJ

           Berkeley      OLS Acquisition Corp.                   CA*

           Chino         OLS Acquisition Corp.                   CA

           Camarillo     OLS Acquisition Corp.                   CA

           Onondaga      Onondaga Cogeneration L.P.              NY

           Lake          Lake Cogen L.P.                         FL

           Pasco         Pasco Cogen L.P.                        FL

           Syracuse      Project Orange Associates L.P.          NY

           Brooklyn      Brooklyn Energy L.P.                 Canada

           Mid-Georgia   Mid-Georgia Cogen, L.P.                 GA



 *  GPU International's interest in this project was assigned in January 1997.



 3. Guarantees which GPU has Agreed to Grant

           No matters to be reported.



 4. Guarantees Issued

           GPU International  or GPU, for the benefit of GPU International, has obtained the following standby  letters of credit which were  effective during the period January 1, 1997 through March 31, 1997:



 (a)    On February 26, 1996, a letter  of credit in the face amount of $30,000 was issued by Citibank pursuant to its credit agreement with GPU International

 ("Citibank  Credit  Agreement")  to support  a  bid  for a  500  MW coal-fired

 generating plant in Punjab State, India.   The letter of credit carries a  fee

 equal to  0.5 of 1 percent  per annum of the  face amount, plus  a .10 percent fronting fee, and expires on May 26, 1997.

 (b)    On  December  8, 1996,  a  letter  of  credit in  the  face  amount  of

 $1,788,850, issued  on December 8, 1995 and scheduled to expire on December 8,

 1996, was extended  to December 8,  1997. The letter  of credit was issued  by

 Citibank  pursuant  to the  Citibank Credit  Agreement  in favor  of Wisconsin

 Public Service Company  to support  Polsky Energy Corp's  (PEC) commitment  to construct a 236 MW cogeneration facility pursuant to its Power Sales Agreement with Wisconsin  Public Service  Company. The  letter of credit  carries a  fee equal to  0.5 of 1 percent  per annum of the  face amount, plus  a .10 percent fronting fee.



 (c)    On June 16, 1994, a letter  of credit in the face amount  of $5 million was issued  by Chase Manhattan  Bank in favor  of Mellon Bank to  support debt

 service coverage on the Onondaga Project.   The letter of credit carries a fee

 equal to 0.7 of  1 percent per annum of  the face amount, and expires  on June

 16, 1997.  GPU entered into the related reimbursement agreement.



 (d)    During January 1997, a letter of credit in the face amount of

 U.S. $9.7 million issued on March 11, 1994 and scheduled to expire on

 June 11, 1997  was cancelled.  Simultaneously, a $9.5  million investment  was made  in Brooklyn  Energy Limited  Partnership ("BELP"),  an exempt  wholesale generator ("EWG"). The letter of credit  was issued by Canadian Imperial  Bank of Commerce,  in favor  of  The Mutual  Life Assurance  Company  of Canada  to

 support GPU International's  equity commitment to BELP.   The letter of credit

 carried a fee equal  to 0.625 of 1 percent per annum of  the face amount.  GPU entered into the related reimbursement agreement.



           In addition,  the following guarantees  were outstanding  during the period January 1, 1997 through March 31, 1997:

 (a)    As of October 18, 1995, a guarantee  of amounts up to $122,750,000  was made by GPU for  the benefit of the Bankers Trust Company  as collateral agent on behalf of  the Equity Bridge Lenders and the  Secured Parties in connection with the Termobarranquilla project in Colombia.



 (b)    GPU  International has  guaranteed the  obligations of GPU  Power, Inc.

 ("GPU Power"), GPUI Colombia  Ltda (formerly GPU International  Latin America,

 Ltda.),  and International  Power Advisors,  Inc.  (the Operators),  under the operations  and maintenance agreement in the Colombia project. Pursuant to the guarantee, GPU International has guaranteed the performance of the  Operators,

 of which the limit of liability is $5 million.



 (c)    GPU has  guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $7,026,000)

 or $10  million, to the  extent Lake Cogen,  Ltd. fails to  pay rent  when due under the terms of  the project lease or chooses not to  renew the lease after

 its  initial  11-year term.    In  addition, GPU  has  guaranteed  to pay  any

 documentary stamp  taxes and intangible  personal property taxes  should these taxes become due and payable in connection with the lease.



 (d)    GPU  International has guaranteed the  obligations of its  wholly owned

 subsidiary,  EI  Fuels   Corporation  ("EI  Fuels"),  under  the  Natural  Gas

 Facilities Agreement ("Facilities Agreement"), dated as of  November 30, 1995.

 Pursuant to the guarantee, GPU International has guaranteed the payments of EI

 Fuels  to the City of Warner  Robins (the "City") for  (a) Fixed Monthly Lease

 Charge  (as  defined  in  the  Facilities  Agreement)  and  (b)  any  and  all

 extensions,  renewals,  modifications,  amendments  or  substitutions  of  the

 foregoing.   The Fixed Monthly Lease  Charge is $24,000, payable commencing on the in service date, subject to reduction in certain circumstances, for a term of 31 years.



 (e)    GPU has guaranteed up to $32 million  for the purpose of funding, on an interim basis, the equity investment in  Mid-Georgia Cogen L.P., which will be used to  finance the construction of the facility.  GPU has also guaranteed up to an  additional $9 million in letter of credit obligations on behalf of Mid-

 Georgia.



 (f)    As a  condition of approval  of the Florida  Power Corporation  ( FPC )

 settlement by the primary lenders of the Pasco project,  GPU International has guaranteed payments to FPC of amounts up  to $1.8 million in the event that  a refund to FPC is required.



    5.  Services obtained from associated companies

           Services  obtained   from  GPU  Service,   Inc.  consisted   of  (i)

 administrative, internal auditing,  accounting and  risk management  services;

 (ii) information  services and telecommunications services,  and (iii) pension administration services.  The total  dollar  value of  such services  provided during the period January 1, 1997 through March 31, 1997 was $209,831.



    6.  Services provided to associated companies

           A  description  of   services  provided  by  GPU   International  to

 associate  companies during the period January 1,  1997 through March 31, 1997 will be filed separately under a request for confidential treatment under Rule

 104(b).


    7.  Investments  by   GPU  in   Qualifying  Facilities,   Exempt  Wholesale

 Generators and Foreign Utility Companies, Percentage of Equity Ownership

           Set forth below is a  summary of the direct or indirect  investments by GPU, as of March 31, 1997 in  qualifying facilities (QFs), EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                         Book Value
                   FUCO, of GPU       GPU's%  Owners not affiliated with GPU
                   QF    Investment   Equity
 Associate         or    at 3/31/97   Owner-                            Type of
 Company           EWG    ($000)      ship        Name of Entity         Entity


 Prime Energy, LP  QF    $  5,533      50%    Prudential Insurance    Domestic
                                                Company of America

 OLS Power, LP     QF        -          1%    Prudential Insurance    Domestic
                                                Company of America

 Onondaga          QF      16,985      50%    NationsCredit Commercial Domestic
 Cogen,  LP                                     Corporation

 Lake Cogen, Ltd   QF       2,852     49.9%   Lake Interest Holding,   Domestic
                                                Inc.

 Project Orange    QF       1,928       4%   G.A.S. Orange Partners,LP Domestic
 Associates, LP                              NCP Syracuse Inc.            "
                                             Syracuse Investment Inc.     "
                                             Stewart & Stevenson          "
                                               Operations, Inc.
                                              Met Life Capital Corporation "

 Mid-Georgia       EWG &     (145)     100%  Not Applicable           Domestic
 Cogen, LP         QF

 NCP Houston       EWG        838*     100%  Not Applicable                N/A
 Power Incorporated

 Pasco Cogen,      QF      16,261      49.9% PAS Power Company        Domestic
 Ltd.                                         Pasco Int. Holding, Inc.     "

 FPB Cogenera-     QF        -         30%    FPB Cogen, Inc.         Domestic
 tion Partners,                               FPB California               "
 LP (1)                                         Cogeneration Corp.

 Selkirk Cogen     EWG &   15,216      19%    JMC Selkirk, Inc.       Domestic
 Partners, LP      QF                         Cogen Technologies           "
                                                Selkirk GP, Inc.
                                              Cogen Technologies           "
                                                Selkirk, LP
                                              JMCS I Investors, LP         "

 Empresa           EWG     48,050      50%    Cititrust (Bahamas)      Foreign
 Guaracachi S.A.                                Limited

 Guaracachi        EWG     34,523*    100%    Not Applicable              N/A
 America, Inc.

 GPU Power, Inc.   EWG     32,974*    100%    Not Applicable              N/A

                         Book Value
                   FUCO, of GPU       GPU's% Owners not affiliated with GPU
                   QF    Investment   Equity
 Associate         or    at 3/31/97   Owner-                            Type of
 Company           EWG    ($000)      ship        Name of Entity        Entity


 EI International  EWG     $  (34)    100%    Not Applicable              N/A

 GPU International EWG        (49)*   100%    Not Applicable              N/A
 Colombia, Ltda

 Solaris Power     FUCO   119,270      50%    Australian Gas Light,     Foreign
                                                Co.

 Victoria Electric FUCO   124,554*    100%    Not Applicable              N/A
 Inc.

 Midlands          FUCO   606,345      50%    Cinergy Corp.           Domestic
 Electricity plc

 Termobarranquilla EWG     (1,076) 28.545%    ABB Energy Ventures,      Foreign
 S.A.                                           Inc.
                                              Lancaster Distral Group      "
                                              Corporacion Electrica        "
                                                De la Costa Atlantica

 EI Barranquilla,  EWG       (710)*   100%    Not Applicable              N/A
 Inc.

 Barranquilla      EWG         59     100%    Not Applicable              N/A
 Lease Holdings, Inc.

 Los Amigos Leas-  EWG       (215)*   100%    Not Applicable              N/A
 ing Company, Ltd.

 EI Services       EWG       (149)    100%    Not Applicable              N/A
 Canada, Ltd.

 EI Canada         EWG      7,898*    100%    Not Applicable              N/A
 Holding, Ltd.

 EI Brooklyn       EWG      8,035*    100%    Not Applicable              N/A
 Investment, Ltd.

 EI Brooklyn       EWG      7,898*    100%    Not Applicable              N/A
 Power, Ltd.

                         Book Value
                   FUCO, of GPU       GPU's% Owners not affiliated with GPU
                   QF    Investment   Equity
 Associate         or    at 3/31/97   Owner-                            Type of
 Company           EWG    ($000)      ship        Name of Entity        Entity


 Brooklyn Energy,  EWG   $ 7,802      75%     Polsky Energy Corp.       Foreign
 LP                                             of Brooklyn
                          _______             Brooklyn CoGen Limited    Foreign

 GPU's Aggregate
  Investment*            $838,897



 (*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.


 (1) GPU International sold its 30 percent general partnership interest in FPB Cogeneration Partners, LP in April 1997.


           As  of March  31,  1997,  GPU also  owned, directly  or  indirectly,

 interests in  the following  EWGs, in which  its aggregate investment  did not exceed $10,000:  GPU Power Philippines,  Inc.; GPU  International Asia,  Inc.;

 International Power  Advisors, Inc.;  Austin Cogeneration Corporation;  Austin

 Cogeneration  Partners, L.P.;  Hanover Energy  Corporation; EI  Power (China),

 Inc.;  China Power Partners,  L.P.; EI Power (China)I,  Inc.; Ming Jiang Power

 Partners, L.P.; EI  Power (China)II,  Inc.; Nanjing Power  Partners, L.P.;  EI

 Power  (China) III, Inc.; and Zhuang He Power Partners, L.P.  Of those listed,

 GPU  owns a  50% interest  in  China Power  Partners, L.P.,  Ming Jiang  Power

 Partners,  L.P., Nanjing Power Partners,  L.P., and Zhuang  He Power Partners,

 L.P; the remaining interests of such EWG s are owned by Intesol International,

 Ltd.,  a Hawaii corporation.   GPU owns a  100% interest in each  of the other

 EWGs.

 8.     During the  period January 1, 1997 through  March 31, 1997 there was no intellectual property provided to GPU  International by any associate company,

 or provided by GPU International to any associate company.


                     _______________________________________


    In accordance with Orders dated  July 6, 1995 and March 6, 1996 in SEC File

 No.  70-8593, and  in addition  to the  reimbursement agreements  described in items 4 above, the following is reported:


    1.  Financial Statements

        A copy of GPU Electric, Inc.'s ("GPU  Electric") unaudited Consolidated

 Balance Sheet as  of March  31, 1997 and  unaudited Consolidated Statement  of

 Operations for  the three months ended March 31, 1997 will be filed separately

 under a request for confidential treatment pursuant to Rule 104(b).   GPU's

 other Subsidiary Companies (EI UK Holdings, Inc., GPU International Australia

 Pty Ltd, Avon Energy Partners Holdings, Avon Energy Partners Plc, and Victoria

 Electric Holdings, Inc.) are direct or indirect subsidiaries of GPU Electric and, accordingly, financial statements of such companies are not separately presented.


    2.  Investments in Exempt Entities

        In  connection  with   the  acquisition  of  Midlands  Electricity  plc

 ("Midlands") discussed in Item 3 below, EI UK Holdings, Inc. ("EI UK") entered into a term loan agreement (the "Term Loan")  dated as of May 6, 1996, with  a syndicate of banks, the  Chase Manhattan Bank, N.A., as  administrative agent,

 Citibank,  N.A., as  syndication agent,  Citicorp Securities,  Inc.  and Chase

 Securities Inc., as arrangers.   The Term  Loan provides, among other  things,

 for EI UK borrowings from  time to time of up to pounds  sterling 350 million,

 or  approximately U.S. $574 million,  through a GPU  guaranteed five-year bank term loan facility terminating on May 6, 2001.


    The borrowing interest rate is based on the LIBOR plus an applicable margin
 as defined in the Term  Loan corresponding to the debt ratings of GPU.   As of

 March 31, 1997, EI UK had aggregate borrowings of pounds sterling 347 million,

 or approximately U.S. $568.9 million, outstanding  under the Term Loan.  EI UK invested  such  funds  in  Midlands  through  Avon  Energy  Partners  Holdings

 ( Holdings ).  The borrowings bear interest at 6.7125 percent per annum, which was based on the LIBOR at December 9, 1996, plus a .525 percent margin.



        On November  22, 1995,  GPU acquired all  of the capital  stock of  GPU

 Electric  and  made   capital  contributions  of  $48   million.  The  capital

 contributions were used by  GPU Electric to acquire Solaris  Power ("Solaris")

 (through  Victoria  Electric, Inc.).  During  August  1996, Victoria  Electric

 Holdings, Inc., a wholly owned subsidiary of GPU Electric, was established  to hold the investment in Victoria Electric, Inc.



        On November  20, 1995, GPU  Electric entered into  a credit  agreement,

 dated as of November 20, 1995, (the "Credit Agreement"), with Citibank Limited as  the  Participant and  Arranger, for  which  Citisecurities Limited  is the

 Agent. The Credit Agreement provides, among other things, for revolving credit borrowings  by GPU  Electric  from time  to time  through  November 20,  1998,

 subject to extensions for two years at the sole discretion of the Participant,

 in amounts not to exceed an aggregate of Australian $95 million outstanding at any one time. In August 1996, the Credit Agreement was transferred to Victoria

 Electric Holdings,  Inc.  Borrowings are  guaranteed by GPU.   The proceeds of

 such borrowings were used to fund, in part, GPU s investment in Solaris.



        Notes issued  under the  Credit  Agreement bear  interest at  the  Bill

 Discount Rate  which  is equal  to  the mean  "bid rate"  quoted  on the  page entitled "BBSY"  on the Reuters  Monitor System  at or  about 10:00am  (Sydney time) on the  Funding Date. As  of March 31,  1997, the remaining  outstanding

 balance  of   the  borrowing   amounted  to   Australian  $82.1   million,  or

 approximately U.S. $64.5 million.



        Other investments  in exempt  entities are described  in items  2 and 4 above under 70-7727.



 3.     Description of Exempt Entities in Which There are Funds Invested



 Selkirk Cogen Partners, L.P. (Selkirk)

        Selkirk  owns  and  operates   two  natural  gas-fired   combined-cycle

 cogeneration  facilities located in Bethlehem,  New York.   The facilities are

 79.9 and 265 megawatts (MW) each with a combined average net capacity of 344.9

 MW producing steam and electricity.



 Brooklyn Energy, L.P. (Brooklyn)

           GPU International  has contributed U.S. $9.5 million,  in equity and has agreed to contribute  an additional Canadian $1 million,  or approximately

 U.S. $0.7 million, in subordinated  debt to Brooklyn, which owns a 24  MW wood and oil-fired cogeneration facility located  in Brooklyn, Nova Scotia, Canada.

 Commercial operation of the facility commenced in April 1996.



 Empresa Guaracachi, S.A.

        In  July 1995,  GPU Power,  through Guaracachi America,  Inc., acquired from  the Bolivian Government  a 50% interest in  Empresa Guaracachi, S.A., an electric  generating company having an aggregate capacity of 216 MW of natural

 gas-fired  and  oil-fired  generation  for approximately  $47  million.    The

 facilities  are located  in Bolivia in  and around  the cities  of Santa Cruz,

 Sucre and Potosi with their total capacity representing one-third of Bolivia's

 generation capacity.   GPU Power's investment  of $47 million will  be used by

 the  year 2002 to  expand the generating facilities  to meet Bolivia's growing demand.



 Solaris Power ("Solaris")

        In  November  1995,  GPU  Electric,  through  Victoria Electric,  Inc.,

 together with the  Australian Gas Light Company, acquired Solaris  for a total purchase  price of  approximately $712  million, of  which GPU  Electric's 50%

 share is $356  million.  GPU Electric has made an equity investment in Solaris of approximately $112 million; the balance of  the purchase price was provided through non-recourse borrowings by Solaris from an Australian  bank syndicate.

 Solaris, which provides electric service to more than 240,000 customers in and around Melbourne, Australia, was sold by the government  of Victoria through a competitive  bid as  part  of  that  state's  privatization  of  the  electric industry.



 Termobarranquilla, S.A.

        In October  1995, GPU Power, through  EI Barranquilla, Inc.,  completed the  financing for and acquired a 28.545% interest in Termobarranquilla, S.A.,

 Empresa de Servicios Publicos  ("TEBSA"), a 240 MW gas-fired  generating plant in Barranquilla, Colombia and began the construction of a new 750 MW gas-fired

 plant   adjacent  to   the  existing   plant  (the   "Barranquilla  Project").

 Electricity generated by these plants will be sold to Corporacion Electrica de la Costa Atlantica under a  20-year contract.  Total project costs,  including the  acquisition of  the existing  plant, are  approximately $750  million, of which  GPU Power's  equity contribution  is expected  to be  approximately $65 million.

 Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.

        Barranquilla Lease  Holdings, Inc., a subsidiary  of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd.  ("Leaseco"),

 procures equipment to  be used by and leased to TEBSA.   Pursuant to a

 lease agreement, Leaseco will  deliver certain non-Colombian equipment related to  TEBSA, and  TEBSA  will make  lease  payments equal  to  the interest  and principal payments  on senior bank debt and certain other expenses incurred by

 Leaseco.



 Midlands Electricity plc

        In  May, 1996,  GPU  and  Cinergy Corporation  ("Cinergy")  formed Avon

 Energy Partners plc ("Avon"), a wholly-owned subsidiary of Holdings.  Holdings is a 50/50 joint venture which acquired Midlands, an English regional electric company  ("REC").  GPU's 50  percent interest in Holdings is  held by EI UK, a wholly-owned subsidiary of GPU Electric.



        EI  UK and Cinergy  have each invested approximately  $585.7 million in

 Holdings.   EI  UK has  borrowed approximately  $585.7  million through  a GPU guaranteed  five-year  bank  term loan  facility  to  fund  its investment  in

 Holdings.  Holdings  has borrowed  approximately $1.6 billion  through a  non-

 recourse term loan and revolving credit facility to provide for the balance of the acquisition price.



        Midlands,  one  of  12  RECs  in the  United  Kingdom,  distributes and supplies electricity to  2.2 million customers  in England in  an area with  a

 population of  five million.   Midlands also owns  a generation business  that

 produces electricity domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England.

 4.     Services Obtained From Associated Companies

        GPU Energy provided  consulting services to GPU International Australia in the  amount of  $95,303,  for the  three months  ended March  31, 1997,  in support of the development and management of Solaris' operations.



        GPU  Service, Inc.  provided consulting  services to  GPU Power  in the amount  of $74,372  related to  the oversight  and  management of  GPU Power's operations.



        GPU Service, Inc.  provided consulting services to GPU Electric  in the amount of $25,982  related to the oversight  and management of GPU  Electric's operations.



 5.     Services Provided to Associated Companies

        A  description  of  services provided  by  GPU  Electric  to  associate companies during the  period January 1,  1997 through March  31, 1997 will  be filed separately under a request for confidential treatment under Rule 104(b).

                                    SIGNATURE



        PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY  ACT

 OF 1935,  THE UNDERSIGNED COMPANIES  HAVE DULY CAUSED  THIS CERTIFICATE TO  BE

 SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                       GPU, Inc.




                                       By:
                                           T. G. Howson,
                                           Vice President and Treasurer


                                       GPU International, Inc.




                                       By:
                                           B. L. Levy, President


 Date:  June 2, 1997